UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
 SPECIALIZED DISCLOSURE REPORT

PETRÓLEOS MEXICANOS
(Exact name of the registrant as specified in its charter)

United Mexican States	0-99
(State or other jurisdiction of incorporation or organization)	(Commission file number)

Avenida Marina Nacional No. 329 Colonia Verónica Anzures 11300 Ciudad de México, México	11300
(Address of principle executive offices)	(Zip code)
Ernesto Balcázar Hernández
+52(55)54041686
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,________.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02    Exhibit

Not applicable.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01    Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The payment disclosure required by this Item 2.01 is included as Exhibit 2.01 to this Form SD.

Report on payments to governments for the year ended December 31, 2025
This report provides a consolidated overview of the payments to governments made by Petróleos Mexicanos, a state-owned public company of the United Mexican States (“Mexico”) and subsidiary companies for the fiscal year ended December 31, 2025. Unless the context requires otherwise, references in this report to the “Company,” “PEMEX,” “we,” “us” and “our” refer to Petróleos Mexicanos and its subsidiary companies collectively.
We maintain our consolidated financial statements and accounting records in Mexican pesos, which is our reporting currency.

Our business segments

On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.

The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by, and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of PEMEX.

As a result of the aforementioned legal and organizational changes, our business segments during the fiscal year ended December 31, 2025 were organized by product or source of revenue and reflect the structure followed for financial reporting purposes.

The primary sources of revenue for our business segments are as described below:

•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies, as defined below. Crude oil export sales are made through the agent subsidiary company P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”), to 14 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.

•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes Deer Park Refining Limited Partnership’s operations, which generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”), P.M.I. Trading Designated Activity Company (“PMI Trading”), Mex Gas Internacional, S.L. (“MGAS”) and Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. (“SLYRE” and together with PMI CIM, PMI Trading and MGAS, the “Trading Companies”), earns revenues from trading crude oil, gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary companies with industrial activities. As of March 19, 2025 this segment includes the former Logistics and Corporate segments, which were previously reported separately, as detailed below.

•The Logistics segment (until March 18, 2025) earned income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

•The Corporate segment (until March 18, 2025) provided administrative, financing and consulting services to PEMEX’s subsidiary entities and companies. As of March 19, 2025, this activity is included in the Other Operating Subsidiary Companies segment.

Our projects

This report discloses the payments made by us to governments for the commercial development of oil, natural gas or minerals, which involves the exploration, extraction, processing, and export of oil, natural gas, or minerals, or the acquisition of a license for any such activity.

As of December 31, 2025, our resource extraction information is disclosed in the Exhibit 2.01 hereto.

Section 3 - Exhibits

Item 3.01    Exhibits

The following exhibit is filed as part of this report on Form SD.

Exhibit 2.01 –	Resource Extraction Payment Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:    /s/ Elizabeth González Garduño
Name:    Elizabeth González Garduño
Title:    Chief Financial Officer

Date:    September 25, 2026